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Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions except ratios)

	Year Ended 1/3/2002		Year Ended 12/26/2002		Year Ended 1/1/2004		Year Ended 12/30/2004		Year Ended 12/29/2005
Pretax Income	$8.5		$207.0		$306.6		$142.0		$152.5
Fixed Charges
Interest Expense, net of capitalized interest	21.4		61.1		70.0		93.6		114.4
Interest Capitalized	—		—		—		—		0.7
Debt Costs	0.4		3.1		4.5		5.2		5.2
One-third of Rent Expense	28.2		72.4		92.8		95.7		103.5
Total Fixed Charges	50.0		136.6		167.3		194.5		223.8
Earnings	58.5		343.6		473.9		336.5		376.3
Ratio of Earnings to Fixed Charges	1.2	x	2.5	x	2.8	x	1.7	x	1.7	x
Deficiency	$—		$—		$—		$—		$—
Rent Expense	$84.5		$217.3		$278.5		$287.0		$310.5

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  Regal Entertainment Group Ratio of Earnings to Fixed Charges (in millions except ratios)